Exhibit 11

THE WASHINGTON POST COMPANY

CALCULATION OF EARNINGS

PER SHARE OF COMMON STOCK

(In thousands of shares)

	Thirteen Weeks Ended		Thirty-nine Weeks Ended
	September 28, 2003	September 29, 2002	September 28, 2003	September 29, 2002
Number of shares of Class A and Class B common stock outstanding at beginning of Period	9,527	9,503	9,511	9,495
Issuance of shares of Class B common stock (weighted), net of forfeiture of restricted stock awards	5	3	17	7

Shares used in the computation of basic earnings per common share	9,532	9,506	9,528	9,502
Adjustment to reflect dilution from common stock Equivalents	24	17	26	16

Shares used in the computation of diluted earnings per common share	9,556	9,523	9,554	9,518

Net income available for common shares	$19,647	$47,524	$152,582	$109,490

Basic earnings per common Share	$2.06	$5.00	$16.01	$11.52

Diluted earnings per common share	$2.06	$4.99	$15.97	$11.50